SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No.

Zenith Technology, Inc.           680448219           000-33135

--------------------------------------------------------------------------------

1(d) Address of Issuer  Street     City       State   Zip    (e)Phone #

     2600 Michelson Drive          Irvine     CA      92612     (949) 852-3588
--------------------------------------------------------------------------------

2(a) Name of Person for                 (b) IRS          (c) Relationship
     Whose Account the                      Ident.           to
     Securities are to                      No.              Issuer
     Be Sold

     Strategy Partners, LLC                 030467455        None.
--------------------------------------------------------------------------------

2(d) Address Street      City         State             Zip

2600 Michelson Drive    Irvine          CA              92612
--------------------------------------------------------------------------------

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a) Title of            (b) Name and            SEC USE ONLY     (c)Number
     the Class of            Address of          Broker-Dealer       of Shares
     Securities              Each Broker         File Number         or Other
     To be Sold              Through Whom                            Units to
                             the Securities                          be Sold
                             are to be
                             Offered or
                             Each Market
                             Maker who is
                             Acquiring the
                             Securities

Common                       Grant Bettingen                         521,704
                             19900 Macarthur Blvd
                             Suite 110
                             Irvine, CA 92612

------------------------------------------------------------------------------------------------------------

3(d)Aggregate                   (e)  Number of          (f)  Approximate                    (g)  Name of
    Market Value                     Shares or               Date of Sale                        Each
                                     Other Units             (Mo. Day Yr.)                       Securities
                                     Outstanding                                                 Exchange

    730,385.6                        52,170,475               7/9/03                             NASD

------------------------------------------------------------------------------------------------------------

TABLE I - SECURITIES TO BE SOLD

     Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of        Date you        Nature of Acquisition        Name of Person
the Class       Acquired        Transaction                  From Whom Acquired

Common          6/23/03         Pursuant to LLC Interest     Tim Williams
                                Purchase Agreement
--------------------------------------------------------------------------------

Amount of       Date of         Nature of Payment
Securities      Payment
Acquired

521,704         6/23/03         Purchase of LLC Membership
                                Interests
--------------------------------------------------------------------------------

INSTRUCTIONS:

     1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

     2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address           Title of             Date    Amount of       Gross
Of Seller                  Securities           of      Securities      Proceeds
                           Sold                 Sale    Sold


None.
--------------------------------------------------------------------------------

Remarks:






                                 The person for whose account the
                                 Securities to which this notice
                                 relates are to be sold hereby
                                 represents by signing this notice
                                 that he does not know any material
                                 adverse information in regard to the
                                 current and prospective operations of
                                 the Issuer of the securities to be
                                 sold which has not been publicly
                                 disclosed.



 7/3/2003                        /S/ Omar A. Rizvi
----------------------------    -------------------------------------
Date of Notice                       Signature